Filed Pursuant to Rule 424(b)(3)
Registration No. 333-185676

TRILINC GLOBAL IMPACT FUND, LLC

SUPPLEMENT NO. 4 DATED JUNE 6, 2013

TO THE PROSPECTUS DATED FEBRUARY 25, 2013

This prospectus supplement (“Supplement”) is part of and should be read in conjunction with the prospectus of TriLinc Global Impact Fund, LLC (the “Company”), dated February 25, 2013 (the “Prospectus”). This Supplement No. 4 supersedes all prior supplements. Unless otherwise defined herein, capitalized terms used in this Supplement shall have the same meanings as in the Prospectus.

The purpose of this Supplement is to update and enhance disclosure in the sections of the Prospectus titled “Suitability Standards,” “Prospectus Summary,” “Business” and “Unit Repurchase Program.”

A. Update to the Section Titled “Suitability Standards”

The following disclosure is inserted as a new paragraph after Ohio suitability standards in the “Suitability Standards” section on page 2 of the prospectus:

“Oklahoma: In addition to the minimum suitability standards described above, Oklahoma residents’ investments in us must not exceed ten percent (10%) of their liquid net worth.”

B. Update to the Sections Titled “Prospectus Summary” and “Business”

The disclosure in the sections “Prospectus Summary—Our Advisor” and “Business—Our Advisor” is updated, as appropriate, to reflect that TriLinc Advisors, LLC, the Company’s Advisor, is a registered investment adviser under the Investment Advisers Act of 1940, as amended.

C. Update to the Section Titled “Business”

1.	The last sentence of the first paragraph in the “—Market Opportunity—SME Lending has been shown to generate attractive returns” section on page 55 of the prospectus is deleted in its entirety and replaced with the following:

“Another survey conducted by the World Bank in 2008 found that banks in developing economies report lower default rates for their SME portfolios than banks in developed economies, yet realize average interest rates that are at least 6% higher than the developed economy average. The same survey found that banks lending to medium-size businesses in developing countries charge interest rates ranging from 11-15%.”

2.	The bullet points at the end of the first full paragraph on page 60 of the prospectus in the “—Investment Strategy—Expertise —Investing with Sub-advisors” section are deleted in their entirety and replaced with the following:

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The International Investment Group L.L.C. (IIG): is an alternative investment management firm founded in 1994 that focuses primarily on international trade finance and fixed income investments to small and medium enterprises in developing economies. The company has deployed over $8.0 billion in investments since its inception and currently manages and / or services approximately $600 million in assets. IIG is headquartered in New York with additional representatives in Argentina, Brazil, Chile, Curacao, Ecuador, Malta, Paraguay, Peru and Uruguay.

IIG’s management team has well over 100 years of cumulative experience in trade finance and fixed income investments. They are selective in transaction sourcing and execution, and typically work in conjunction with a large network of legal teams, banks, merchants, brokers, professional organizations, investors and local representatives. IIG believes working with a well-rounded and diversified network provides greater insight into local market conditions and enables the firm to capitalize on attractive investment opportunities. IIG believes they are a leader because they perform robust due diligence, can quickly identify and capitalize on investment opportunities and carefully structure investments to minimize transactional risk. IIG will serve as a primary sub-advisor.

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Asia Impact Capital Ltd (AIC): an investment firm advised by the founding principals of TAEL Partners Ltd (“TAEL”) and was established to provide investment management services to us. TAEL is a leading Southeast Asian investment firm founded in 2007 by seasoned industry veterans with long term track records and diverse investment capabilities across Southeast Asia. TAEL’s investment professionals have deep roots in Southeast Asia and extensive experience working for leading financial institutions on both international and local levels. The company has a hands-on approach and can adapt and tailor its investment structures to the nuances of the Southeast Asian markets while partnering with established, growing businesses. Leveraging its wide and established network of business relationships in the region, TAEL generally enjoys an absence of competitive bidding, and is often able to undertake investments at attractive pricing levels.

TAEL’s founding principals have over 70 years of collective Asian market investment experience and have closed over $30 billion worth of transactions across a diverse range of industries. Importantly, TAEL’s principals have worked together as a cohesive and successful team for over 10 years and will jointly advise AIC in its investment activities. AIC will leverage TAEL’s robust support team that includes over 20 seasoned investment professionals across 4 offices (Singapore, Kuala Lumpur, Bangkok and Jakarta) who help source, underwrite and execute transactions. AIC, through its advisor, is expected to benefit from TAEL’s strong network of over 200 relationships with leading regional business groups and owners – many of which were forged during the 1997 Asian financial crisis and further cultivated in the years since. AIC intends to operate with close alignment of interests with its borrower companies to jointly establish and achieve common business, investment and impact objectives. AIC will serve as a primary sub-advisor.

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GMG Investment Advisors, LLC (GMG): headquartered in New York with additional offices and affiliates in Brazil, Colombia and Peru, GMG is a specialized emerging market asset management firm focused on private credit investments in Latin America. The Company’s lineage dates back to 2002 when Principal, Gustavo Hernandez, founded Global Securities Advisors (“GSA”) GP – a specialized emerging market asset management firm. In 2010, Greg Gentile, former Head of Latin America Credit at both Lehman Brothers and Barclays Capital, joined forces with Mr. Hernandez in order to combine their Latin American asset management experience and create GMG. GMG, along with GSA, has originated, structured and invested over $300 million in secured private credit transactions in Latin America and operates its own in-house securitization platform which is used to obtain custom-tailored, non-recourse financing via structured notes to help achieve equity like returns.

GMG is an affiliate of Global Securities Group (“GSG”), a financial institution with more than $1.0 billion in assets under management whose core business is focused on structured products, securities trading, investment banking, security fund management, and investment advisory services in the Latin American region. GSG has over 300 employees in the Americas, including registered broker-dealers which help provide GMG with a number of investment opportunities. GMG will serve as a secondary sub-advisor.

3.	The following disclosure is inserted after the second sentence in the section titled “—Our Investment Process—Measuring Impact” on page 63 of the prospectus:

“The Global Impact Investing Network (“GIIN”) is the leading organization dedicated to increasing the scale and effectiveness of impact investing as well as transparency, credibility and consistency in impact performance reporting. Many impact investment funds, including us, use GIIN’s Impact Reporting and Investment Standards (“IRIS”) guidelines to help communicate their social, environmental, and financial performance using consistent industry terms, definitions and measures. This consistency helps investors review and compare performance for more accurate assessment and comparison, and helps portfolio organizations track and improve their business and social performance.”

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4.	The following disclosure is added as a new sentence at the end of “Business—Our Investment Process —Impact Monitoring —Monitoring” section on page 66 of the prospectus:

“We will utilize our proprietary TriLinc Impact Management Engine (“TIME”) system, which incorporates many of the leading impact industry standards to help analyze, measure and report on the ongoing impact of our investments.”

5.	The following disclosure is added as a third bullet point in the Report Impact Metrics section of the chart in the “Business—Our Investment Process” section on page 66 of the prospectus:

•	Provide investors with an annual impact report, as well as period updates, that highlight portfolio statistics and individual company metrics.

D. Unit Repurchase Program

The last paragraph in the “Unit Repurchase Program” section on page 112 of the prospectus is deleted in its entirety and replaced with the following:

“We have received exemptive relief from the SEC which will allow us to conduct repurchases as noted above.”

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